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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IDFC Capital (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Third Avenue – Suite 214
(No. and Street)

New York	**NY**	**10116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

IDFC CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of IDFC Securities Limited)
S.E.C. #8-68685

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * *

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IDFC Capital (USA), Inc. as of and for the year ended March 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO/FINOP
Title

Notary Public

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, New York
10112 USA
Tel: (212) 436-5000
Fax: (212) 436-2000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of IDFC Securities Limited and Stockholder of
IDFC Capital (USA), Inc.

We have audited the accompanying statement of financial condition of IDFC Capital (USA), Inc. (the "Company") as of March 31, 2017, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of IDFC Capital (USA), Inc. as of March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 7, the activities of the Company include significant transactions with IDFC Limited and its affiliates that may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

May 24, 2017

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Statement of Financial Condition
March 31, 2017

Assets

Cash	$	734,903
Due from parent		157,989
Fixed assets - net of accumulated depreciation of $44,963		1,772
Deferred tax asset		26,300
Income tax receivable		8,668
Other assets		16,428
Total assets	$	**946,060**

Liabilities and Stockholder's Equity
Liabilities:

Accrued expenses and other liabilities	$	20,288

Commitments and contingencies

Stockholder's equity:

Common stock ($.01 par value; 100,000,000 shares authorized, issued and outstanding)	1,000,000
Accumulated deficit	(74,228)
Total stockholder's equity	925,772
Total liabilities and stockholder's equity	$ **946,060**

The accompanying notes are an integral part of the statement of financial condition

IDFC Capital (USA), Inc.
(A Wholly Owned Subsidiary of IDFC Securities Limited)

Notes to Statement of Financial Condition
For the Year Ended March 31, 2017

1. **Organization**

    IDFC Capital (USA), Inc. (the "Company"), is a wholly owned subsidiary of IDFC Securities Limited ("the Parent"). The Parent is a wholly owned subsidiary of IDFC Limited ("the Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's principal business activity is distributing research and market commentary and brokering transactions in Indian equities for U.S. institutional clients. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of the transactions facilitated by an affiliate in India for securities traded in Indian stock markets.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Company's statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates
    In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

    Prior Year Adjustment
    As result of a change in state and local tax law, the Company should have eliminated any related deferred tax asset at March 31, 2016. Accordingly, an adjustment in the amount of $27,700 has been made to correct retained earnings at April 1, 2016.

    Fixed Assets
    Fixed assets represent equipment and are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the assets estimated useful lives of 3 years.

    Transfer Pricing Income
    The Company receives fees from the Parent for performing sales and marketing functions on behalf of the Parent in order to attract institutional customers. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, occupancy, travel and other operating costs, plus a transfer pricing agreement profit factor of 7%.

    Income Taxes
    Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

2.   **Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.

The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position will be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

3.   **Income Taxes**

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2017, the Company has a deferred tax asset of $26,300, recorded in the accompanying Statement of Financial Condition, and is a result of temporary differences primarily related to amortization of organization costs.

The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

The difference between the Company's current income tax (benefit) provision using statutory U.S. tax rate and its effective tax rate is primarily due to overpayment of prior year state and local income taxes.

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded, as such, there were no reserves recorded for uncertain tax positions for the Company's open tax years (2013 – 2016). In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

4.   **Recent Accounting Developments**

FASB issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the fiscal years beginning after December 15, 2017. The Company is currently evaluating the potential impact on its statement of financial condition and the related disclosures, as well as the available transition methods.

On August 27, 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The ASU provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company has evaluated the impact that this new standard might have on its statement of financial condition and has determined that there is no impact.

5.   Concentration of Credit Risk

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains substantially all of its cash balances at two major financial institutions. The Company does not believe that these amounts are exposed to significant risk.

6.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires the Company maintain minimum net capital, as defined, shall not be less than $250,000. At March 31, 2017, the Company had net capital of $714,615 which was $464,615 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

7.   Related Party Transactions

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

The Company maintains a service level agreement with the Parent whereby the Company distributes research on its behalf.

The Company has a receivable from its Parent amounting to $157,989 as of March 31, 2017 and is reflected as due from parent on the statement of financial condition.

The Company loaned $11,248 to an officer. The loan is non-interest bearing. The unpaid balance as of March 31, 2017 was $5,868 and is reflected in other assets on the statement of financial condition.

The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

8.   **Commitments and Contingencies**

The Company rents office space under an operating lease, which expires August 31, 2017. The future minimum annual base rent payments required under this operating lease is $11,915.

There is no pending litigation against the company.

9.   **Fixed Assets**

Fixed assets consisted of the following at March 31, 2017:

Equipment	$	46,735
Less: accumulated depreciation		(44,963)
	$	1,772

10.   **Fair Value of Financial Instruments**

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash (Level 1), due from parent (Level 2) and loan to officer (Level 2).

11.   **Subsequent Events**

The Company has evaluated subsequent events up to the date on which the financial statements are issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this statement of financial condition.